TG Venture Acquisition Corp.

1390 Market Street, Suite 200

San Francisco, California 94102

VIA EDGAR

August 14, 2023

Mr. Paul Cline

Mr. Isaac Esquivel

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TG Venture Acquisition Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 29, 2023
File No. 001-41000

Dear Mr. Cline and Mr. Esquivel,

On behalf of TG Venture Acquisition Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 11, 2023 with respect to the Form 10-K for the Fiscal Year Ended December 31, 2022 submitted on March 29, 2023 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. The Company is simultaneously filing an amendment to the 10-K to reflect the revisions made pursuant to your comment (the “10K/A”).

Form 10-K for Fiscal Year Ended December 31, 2022

Item 1. Description of Business, page 4

1.	Please provide prominent disclosure in the introduction to your Business section about the legal and operational risks associated with your sponsor being based in China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or antimonopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added disclosure addressing the Staff’s comment on the cover page of the 10K/A, and in the Risk Factors, starting on page 25.

2.	Please summarize the risks that you sponsor being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in your Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe provides the disclosure requested in this Comment 2.

3.	Please revise to disclose in the introduction to your Business section that the location of your sponsor may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe provides the disclosure requested in this Comment 3.

4.	Please disclose each permission or approval that you or your sponsor are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your sponsor are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you and your sponsor have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your sponsor: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you or your sponsor are required to obtain such permissions or approvals in the future.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe provides the disclosure requested in this Comment 4.

5.	Please provide a clear description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company and its investors, and quantify the amounts where applicable. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

Response: Cash amounting to US$105,619,701.94 was returned to certain IPO subscribers on May 2, 2023, in connection with their redemption of shares.

We respectfully direct your attention to our response to Comment 1 above, which we believe provides the disclosure requested regarding any restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors.

6.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and/or directors being located in China, Hong Kong, or Macau. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, Hong Kong, and Macau, as applicable; lack of reciprocity and treaties; and cost and time constraints. Also, please disclose these risks in your Risk Factors section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China, Hong Kong, or Macau and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe provides the disclosure requested in this Comment 6.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risks and Uncertainties, page 25

7.	Please revise the disclosure on page 25 regarding the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022 to include, if true, that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added the risk factor “If our Initial Business Combination involves a company organized under the laws of a state of the United States, it is possible a 1% U.S. federal excise tax will be imposed on us in connection with redemptions of our common stock after or in connection with such Initial Business Combination” in the Risk Factors of the 10K/A. To avoid repetitive disclosure, we direct the reader to this new risk factor in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 10-K/A.

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 and 31.2, page 44

8.	This annual report is your second annual report under Section 13(a) or 15(d) of the Exchange Act. The Section 302 certifications provided continue to omit paragraph 4(b). Please revise to provide corrected certifications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has added paragraph 4(b) to the Section 302 certification in the 10K/A.

General

9.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe addresses the issues raised in this Comment 9.

10.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe addresses the issues raised in this Comment 10.

11.	Given the Chinese government’s significant oversight and discretion over your sponsor and the search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully direct your attention to our response to Comment 1 above, which we believe provides the disclosure requested in this Comment 11.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your search for a target company and your ability to complete your initial business combination, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company respectfully acknowledges the Staff’s comment and advises that, as further explained in the 10-K/A, to date, the Cybersecurity Review Measures have not impacted the Company’s ability to conduct its business, accept foreign investment or list its securities on the Nasdaq because neither the Company nor the Sponsor are mainland PRC-based businesses and because neither the Company nor the Sponsor engage in the types of activities regulated by the Cybersecurity Review Measures.

13.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code,

●	extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: We respectfully direct your attention to our response to Comment 7 above, which we believe provides the disclosure requested in this Comment 13.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Louis Taubman, at (212) 530-2206, of Hunter Taubman Fischer & Li LLC.

Very truly yours,
/s/ Patrick Tsang
Pui Lan Patrick Tsang
President and Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC